

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 28, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Arthur S. Reynolds
Chief Financial Officer
ThermoEnergy Corporation
124 West Capitol Avenue, Suite 880
Little Rock, Arkansas 72201

      RE: Form 10-K for the year ended December 31, 2008
                Forms 10-Q for the period ended March 31, 2009, June 30, 2009, and
                   September 30, 2009

                File No. 33-46104-FW

Dear Mr. Reynolds:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                            Sincerely,

                            Rufus Decker
                            Accounting Branch Chief